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                             March 16, 2023

       Ming Hung Lai
       Chairman
       Millennium Group International Holdings Ltd
       Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
       Kowloon, Hong Kong 999077

                                                        Re: Millennium Group
International Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed March 15,
2023
                                                            File No. 333-268063

       Dear Ming Hung Lai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

       Amendment No. 4 to Form F-1 filed on March 15, 2023

       Cover, page 1

   1. Please correct the number of shares to be issued presented on the cover page to be 1,250,000 rather
than 1,2500,000.
 Ming Hung Lai
FirstName
MillenniumLastNameMing    HungHoldings
                                Lai
            Group International        Ltd
Comapany
March      NameMillennium Group International Holdings Ltd
       16, 2023
March2 16, 2023 Page 2
Page
FirstName LastName
Capitalization, page 54

2. It appears certain pro forma, as adjusted amounts presented in the table, including total
         shareholders    equity and total liabilities and shareholders
equity, have not been properly
         calculated. In this regard, it appears pro forma, as adjusted amounts were determined by adding gross proceeds of $5,000,000 to historical amounts rather than net proceeds of
         $3,420,000. Please explain why you believe the amounts presented are appropriate or revise them.

Dilution, page 55

3. It is not clear why you changed historical net tangible book value at June 30, 2022. Please explain or revise.

Exhibit 5.1, page II-1

4. Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement.
General

5. Please revise to update your disclosures throughout the filing and address areas that appear to need updating. For example, we note your disclosure that estimate the starting date of the construction in Hung Yen Province, Vietnam will commence around the fourth quarter of 2022 or the first quarter of 2023.
       You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing